WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

August 12, 2008

Ms. Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Flurida Group, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-151200

Dear Ms. Hardy:

We have filed on EDGAR the above Amendment No. 2 and the related response table.

Page number references are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .		Financial statements and corresponding information revised to comply with Rule 8-08
2 .	7, 26, 35	This agreement has been further amended to clarify this issue. Corresponding disclosure revisions have been made.
3 .	17 -18	Reason why shares registered disclosed. Transactions by which selling shareholders received shares disclosed. Dates conformed.
4 .	23	Security Ownership Table revised
5 .	7, 26, 35	See comment 2 response
6 .	33	Chart updated to disclose loans
7 .	40	Duties clarified
8 .	48	Undertakings revised to eliminate sections noted in comment
9 .	49	Signature page revised per comment

Financial Statements

Financial Statements

General

10. The financial statements and corresponding financial information were revised to comply with SFAS 7, and Rule 10-01 (a) (7) of Regulation S-X.

Audited Financial Statements, page 47

11. Revised. Explanatory paragraph was added in audit opinion, and the financial statements were revised and fully disclosed in Note F.

Consolidated Statement of Loss, page 49

12. Revised. The diluted and basics net loss per share were disclosed in Note B.

13. Revised. The net loss per share was rounded to nearest cent throughout the filing.

14. Revised. The word loss was used instead of income in audit report.

Notes to the Financial Statements
Note B - Significant Accounting Policies
Recent Accounting Pronouncements, page 55

15. Revised. The impact of adopting SFAS 154 was disclosed and discussed.

Note C - Related Party Transactions

Cost of Goods Sold, page 57

16.	Revised and explained. See explanatory paragraph in revised Note C, Cost of Goods Sold.

Interim Financial Statements

17.	Revised as applicable. Please see revised interim financial statements and Notes.